Exhibit 99.3

For immediate release	PRESS RELEASE

Media Contact:	Investor Contact:
Divya Anand Tata Communications +91 897 606 8777 divya.anand@tatacommunications.com	Mahesh Pratap Singh Tata Communications +91 981 916 2113 mahesh.singh@tatacommunications.com

Q1 FY2014 Consolidated gross revenues up 10% YoY; EBITDA grows 22%

Start-up gross revenues increase 4%; EBITDA up by 70% YoY

Mumbai – July 26th 2013 – Tata Communications today announces its financial results for the quarter ended June 30th 2013.

Q1 FY2014

Tata Communications’ consolidated gross revenues grew by 10% at Rs. 44,980 million (USD 806 million @avg. Fx of INR/USD 55.83) in Q1 FY2014 compared to Rs. 41,074 million (USD 761 million @avg. Fx of INR/USD 53.98) in the same quarter last year. The gross revenues for the Core Business improved by 10% at Rs. 40,188 million (USD 720 million) from Rs. 36,464 million (USD 676 million) during Q1 FY2013.

Global Voice Services (GVS) maintained its growth trend in volume of International Long Distance (ILD) minutes. The ILD voice minutes carried in Q1 FY2014 were at 13.9 bn, up from 13.1 bn minutes in Q1 FY2013. GVS net revenues registered a 12% YoY growth in Q1 FY14. Global Data Services (GDS) gross revenues maintained its growth momentum at 12% with Rs. 17,958 million (USD 322 million) during the reporting quarter, up from Rs. 15,980 million (USD 296 million) last year in Q1 FY2013.

The Start-up Business, primarily Neotel, posted a further revenue improvement of 4% at Rs. 4791 million (ZAR 813 million @ avg. Fx of INR/ZAR 5.89), up from last year – which stood at Rs. 4610 million (ZAR 693 million @ avg. Fx of INR/ZAR 6.65). In local currency (ZAR) terms, Neotel’s Q1 FY14 revenues were up by 17.7% YoY. The Start-up Business EBITDA margins were at 21.0% in Q1 FY2014 compared to 12.8% in Q1 FY2013. Neotel’s performance benefitted from market-share gains, an evolving business mix in favour of recurring revenues and sustained cost optimisation efforts.

Commenting on the performance of Q1 FY2014, Vinod Kumar, MD and CEO, Tata Communications, says, “We’ve surpassed last year’s performance on all financial parameters with strong revenue and EBITDA growth which sees us continue to outpace our peers in the market. Our focus on talent, service innovation and marketing is enabling our business with wider market appeal and allows us to offer greater value to our customers. Despite the continued softness in economic conditions, our business is pushing ahead with good momentum.”

Q1 FY2014 business highlights

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Tata Communications launches jamveeTM, an easy-to-use, on-demand business video service for enterprises and professionals that brings together all video platforms, devices and operating systems. Jamvee™ is a multi-device compatible cloud-based video conferencing service that allows anyone to take part in a video meeting from any location via a desktop computer, laptop, tablet, smartphone or a dedicated Telepresence room.

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Tata Communications launches the world’s first cloud-based broadcast-quality video transcoding and delivery service. The new content transformation service has been selected by Viacom18, a joint venture between Viacom Inc. and the Network18 Group, to provide high-definition (HD) content transcoding and delivery via the cloud. Developed in partnership with Harmonic, the service allows Viacom18 to maximise its return on investments made in creative programming and to tackle piracy by enabling simultaneous syndication play-out anywhere in the world.

For immediate release	PRESS RELEASE

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Tata Communications Payment Solutions Limited (TCPSL), a wholly-owned subsidiary of Tata Communications Limited unveils Indicash – India’s first-ever network of white label automated teller machines (ATMs). The company plans to rollout 15,000 new white label ATMs over next three years – driving ATM penetration and accessibility for the Indian masses across urban, semi-urban and rural markets.

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Tata Communications becomes the first carrier to launch Voice Business Apps to drive efficiency of international voice business management. Tata Communications’ Voice Business Apps provides market-leading capabilities and covers all the critical aspects of the international voice business. The solution addresses the underlying network which carries calls from originating to terminating provider. The Best Value RoutingTM engine identifies the optimal balance of cost and quality for each call, and the back office tools – including rate, billing invoice, provisioning and reporting tools, make it easy to track efficiency and costs.

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Tata Communications launches its international HD voice termination service network taking HD voice mainstream. The new service enables MNOs to route international HD calls via end-to-end IP, without transcoding, ensuring that HD customers calling HD-compatible destinations internationally will receive the full HD experience. HD voice service ensures that calls are clearer and background noise is significantly reduced, leading to longer calls and increased revenues for MNOs.

Q1 FY2014 customer highlights

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MERCEDES AMG PETRONAS selected Tata Communications to deliver world-class trackside connectivity at all of its Formula One® race locations using the Tata Communications global network. Through this implementation, Tata Communications enables the team to transfer vital real-time data from the Silver Arrow cars at any Grand Prix location to its headquarters in the UK, three times faster. The improved trackside connectivity will enable the team to react more quickly to developments at the track and help to increase car performance.

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Tata Communications announces the world’s first LTE™ roaming peering with Telecom Italia Sparkle. This industry-first peering extends the global community of interconnected LTE™ enabled mobile network operators (MNOs) as 4G adoption continues to grow.

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Shanghai joins Tata Communications’ global Telepresence network via partnership with China Mobile and JW Marriott. The new hotel facility located within the 5* luxury JW Marriott Hotel Shanghai Tomorrow Square, provides participants a life-sized, high definition and immersive virtual collaboration experience.

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Tata Communications completes successful unified communications deployment for KPIT Cummins. The deployment provides KPIT Cummins with new levels of unified communication and enterprise mobility to meet the demands of an increasingly mobile and geographically dispersed workforce.

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Ooredoo, Qatar, launches the first live IPX+ enabled network in the Middle East with Tata Communications. The implementation enables Ooredoo to capitalise on the latest technology innovations in mobile broadband service delivery and management. Thanks to the scalability of Tata Communications’ IPX+ platform, Ooredoo is now able to rapidly support a full suite of services such as signalling, data roaming (GRX and IPX) and LTE Roaming.

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iStreamPlanet and Tata Communications sign multiscreen, live, linear streaming services agreement. The agreement combines video transportation over Tata Communications’ leading global network via its Video Connect and Satellite delivery services with iStreamPlanet’s live video workflow service. This move enables both companies to provide multiscreen, live linear streaming services for content owners, aggregators and distributors around the world.

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Vinci Park opts for high-speed network connectivity from Tata Communications to connect its 500 sites across France. Tata Communications has designed a bespoke, secure virtual private network (VPN) solution to meet Vinci Park’s requirements across its multiple sites in the country. It is centrally managed from Vinci Park’s headquarters to ensure cost-effectiveness, and mixes MPLS and IPSec VPNs on a per-site basis, allowing for tailored solutions for each site.

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© 2013 Tata Communications Ltd. All rights reserved. TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

For immediate release	PRESS RELEASE

A presentation and fact sheet providing a detailed analysis of the results for the quarter ended June 30th 2013 has been uploaded on the Tata Communications website and can be accessed at:

http://www.tatacommunications.com/downloads/investors/analyst/InvestorFactSheet-Q1FY14.pdf

http://www.tatacommunications.com/downloads/investors/analyst/TataCommunications-Q1FY14ResultsPresentation.pdf

Ends…

About Tata Communications

Tata Communications Limited along with its subsidiaries (Tata Communications) is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Communications global network includes one of the most advanced and largest submarine cable networks and a Tier-1 IP network with connectivity to more than 200 countries and territories across 400 PoPs, as well as nearly 1 million square feet of data centre and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited). Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India.

http://www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

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@tata_comm | http://tatacommunications-newworld.com | www.youtube.com/tatacomms

© 2013 Tata Communications Ltd. All rights reserved. TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.